

April 17, 2024

Eric Esser

Dear Eric:

You and Codex DNA, Inc. (now Telesis Bio Inc., and referred to herein as the "Company") previously entered into an offer letter dated as of May 2, 2022 (the "Offer Letter"). As discussed, this letter confirms certain changes in employment terms effective as of April 17, 2024 (the "Effective Date"). Except as set forth below, the terms and conditions set forth in the Offer Letter will remain in full force and effect.

1.   **Position**. Your new title will be President and Chief Executive Officer, and you will report to the Company's Board of Directors (the "Board"). On or following the Effective Date, you will also be appointed to and serve as a member of the Board, with a term expiring at the Company's 2026 Annual Meeting, so long as you continue to provide services to the Company.

2.   **Cash Compensation**. Your salary for this position will initially be $490,000 per year, less applicable withholdings, paid in accordance with the Company's normal payroll practices. Future adjustments in compensation, if any, will be made by the Company in its soleand absolute discretion. You will also be eligible to participate in the Company's 2024 Annual Performance Incentive Plan as it may be adopted and amended from time to time in the Company's sole and absolute discretion. Following the Effective Date, your annual bonus target will be increased to 100% of your base salary, which, to the extent earned, will be paid following the end of the calendar year, but in no event later than April 15th of the year following the year in which it is earned. Eligibility and the amount of the bonus will be dependent on milestones and goals as set forth in the current bonus program. In addition, you must be in good standing with the Company in order to be eligible to receive a bonus.

3.   **Equity Awards**.

(a)   Following the Effective Date and subject to the approval of the Board, you will be granted an option to purchase 200,000 shares of the Company's Common Stock (the "Option"). The exercise price per share of the Option will be determined by the Board when the Option is granted. The Option will be subject to the terms and conditions applicable to options granted under the Company's Stock Incentive Plan (the "Plan"), as described in the Plan and the applicable Stock Option Agreement. Subject to your continuous service with the Company, you will vest in 25% of the Option shares on the first anniversary of the Effective Date, which will be the equivalent of 12 months continuous service, and the balance will vest in equal monthly installments over the next 36 months of continuous service, as described in the applicable Stock Option Agreement. For the avoidance of doubt, this letter agreement will not amend the terms of any options previously granted to you by the Company and such options will remain in effect and subject to the terms of the applicable Stock Option Agreement.



(b)   Following the Effective Date and subject to the approval of the Board, you will be granted an award of 100,000 restricted stock units ("RSUs"). The RSUs will be subject to the terms and conditions applicable to RSUs granted under the Plan, as described in the Plan and the applicable RSU Agreement. Subject to your continuous service with the Company, 50% of the RSUs will vest on the first anniversary of the Effective Date and the remaining 50% of the RSUs will vest on the second anniversary of the Effective Date.

4.   **Nondisclosure and Invention Assignment Agreement**. The Nondisclosure and Invention Assignment Agreement entered into between you and the Company will remain in full force and effect.

5.   **Employment Relationship**. Your employment with the Company will continue to be for no specific period of time and will remain "at-will," meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Although your job duties, title, compensation and benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at-will" nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you). For the avoidance of doubt, the Change in Control Severance Agreement between you and the Company dated August 28, 2023 (the "CIC Severance Agreement") will remain in full force and effect.

6.   **Interpretation, Amendment and Enforcement**. This letter agreement supersedes and replaces any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between you and the Company relating to this subject matter and together with the Offer Letter, the CIC Severance Agreement and the Nondisclosure and Invention Assignment Agreement, except as amended hereby, constitutes the complete agreement between you and the Company regarding the subject matter set forth herein. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company (other than you).

7.   **General Provisions**.

(a)   **Severability**. Whenever possible, each provision of this letter agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this letter agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this letter agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties.

(b)   **Waiver**. Any waiver of any breach of any provisions of this letter agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this letter agreement.

(c)   **Counterparts**. This letter agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but both of which taken together will constitute one and the same agreement.





TelesisBio

(d) **Headings**. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

(e) **Successors and Assigns**. This letter agreement is intended to bind and inure to the benefit of and be enforceable by you and the Company, and our respective successors, assigns, heirs, executors and administrators, except that you may not assign any of your duties hereunder and you may not assign any of your rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.

(f) **Choice of Law**. All questions concerning the construction, validity and interpretation of this letter agreement will be governed by the laws of the State of California.

* * * * *

You may indicate your agreement with these terms and accept the changes to your employment terms by signing this letter agreement and returning it to me.

If you have any questions, please contact me at (510) 508-7674.

Very truly yours,

TELESIS BIO INC.

By: DocuSigned by: [signature] 93867883EA9749B...

Title: Board Chair

I have read and accept this letter agreement:

[signature]

Signature of Eric Esser

Dated: 4/17/2024